NEWS RELEASE

For immediate release

Norbord and Six Other North American OSB Producers Named in Lawsuits

TORONTO, ON (March 3, 2006) Norbord Inc. announced today that it and six other North American oriented strand board (OSB) producers have been named as defendants in five lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. Each of the lawsuits alleges that seven North American OSB producers violated United States antitrust laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

Sawbell Lumber Co., Norwood Sash & Door Manufacturing Co., Columbare Inc., West Lumber Co., and Frontier Lumber Co. Inc. are the named plaintiffs in the five lawsuits. Each named plaintiff seeks to have the case certified as a class action, with the named plaintiff serving as the representative of a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Norbord understands that multiple lawsuits are commonly filed in the United States with respect to the same allegations.

Norbord believes that the lawsuits are entirely without merit and intends to defend them vigorously. Any further statements will be made as the Company responds to the lawsuits according to the procedures and schedules established by the Court.

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion. We employ approximately 2,700 people at 16 plant locations in the United States, Europe and Canada. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

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Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

Note - Some of the statements included or incorporated by reference in this news release constitute "forward-looking statements" within the meaning of securities legislation. All statements contained in this news release that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "would", "could", "will", "intend", "plan" and similar expressions are generally intended to identify forward-looking statements. These statements may represent internal projections, expectations or beliefs concerning, among other things, Norbord's future operating results or future economic performance. However, whether actual results and developments will conform with our projections, expectations or beliefs is subject to a number of risks and uncertainties, many of which are beyond our control, including, but not limited to, those identified in our annual information form under "Risks of the Business" and those disclosed in our other filings with securities regulators. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4